

LOW KEY

dispensary

1. Introduction
2. Industry Challenges and Solutions
3. Market Analysis
4. Company Overview
5. Competitive Advantage
6. Offering & Valuation

DISCLAIMER

This document contains forward looking statements identified by the use of words such as should, believes, plans, goals, expects, may, will, objectives, missions, or the negative thereof, other variations thereon or comparable terminology. Such statements are based on currently available information that is subject to risks and uncertainties that affect our business, including, but not limited to, the impact of the competition, limited visibility into future brand and location expansion efforts, economic conditions generally, difficulties inherent in the development of new businesses, as well as the sufficiency and availability of capital to fund operations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be forward looking statements. Forward looking statements involve a number of risk and uncertainties, which could cause actual results or events to differ materially from those presently anticipated. This information is intended for the general use of parties interested in investments in and ventures with Lowkey LLC. While the content herein is believed to be accurate, no representation of such is expressed or implied: such representations can be made only in definite documentation governing any actual investment or venture. Lowkey LLC is a start-up and therefore any investment is speculative and subject to loss of investment. There is no guarantee of return on investment in any amount. The LLC intends to own and lease marijuana facilities. The marijuana business is inherently risky. This is a limited debt offering. It is not intended to nor does it comply with federal or state law or regulations governing investments, offerings, or other financial instruments, including but not limited to the Massachusetts Uniform Securities Act or the Federal Securities Act of 1933.

Cannabis Retail in Massachusetts

Based on data from the first full year of legalization, the Massachusetts retail cannabis business is lucrative and growing revenue year over year.

9/1/2021 – total Sales has Surpass $2billion in Sales



Marijuana Establishment Gross Sales Since 2019

Since January 1, 2020, Marijuana Establishments have already surpassed 2019 figures, generating $639 million in gross sales despite months of closures as a result of the COVID-19

Source: Cannabis Control Commission's Open Data Platform, 1/5/2021

Challenges

There are *three* clear areas of opportunity to improve the business and accelerate revenue generation. Cannabis is a new industry that is ripe for agile innovation.

1. Mass production results in low quality product

2. Lack of consumer education about the products
   Consequence is low repeat customers and lack of loyalty, education, and product knowledge that results in low customer loyalty and lost revenue.

3. Mistrust in the community
   Lack of transparency in the marijuana industry has created mistrust between the consumer and retail shops.




Solutions

Our mission is to be a trusted community partner who provides curated, top quality products through a high-tech customer experience that infuses education with convenience.

Quality Control
- Own the entire seed to sale process

Marketing
- Local Social Media
- Cannabis Platforms; Leafly, Weedmaps
- Seed

Customer Experience
- Alpine IQ
- Hyper CRM
- Staff Training

Community Outreach
- Hire Outreach Director
- Leverage Existing Partnerships
- Provide Community Services

Market Analysis

We anticipate that the recreational industry will grow faster than the medical marijuana market due to a more streamlined application process.

City and town officials in communities that allow the cannabis industry to operate are more familiar and involved with their own local processes.

Month over Month Growth

- *The Massachusetts marijuana market has grown month over month across all product categories since legalization in the state.*
- *At the end of 2019, there was a slight dip resulting from the vape pen ban, which has since been lifted for medical patients and adult-use consumers.*

Retail Resilience

- During the pandemic, the Commission successfully implemented numerous protocols, including social distancing requirements, sanitation measures and curbside service at licensed locations throughout the state to ensure the safety of employees, patients and consumers, while also supporting marijuana establishments' ongoing operations.

Market Analysis

Target Customer:

- Over the age of 21 and lives within a 10-mile radius of Codman Square according to the 2020 census (an estimated 92,115 residents are within this radius)

West Codman Hill
Ashmont Hill
Peabody Square
Wellington Hill
Four Corners
Melville Ave
Fields Corner
Port Neponset
Adams Village
Meeting House Hill



Zip Code Race/Ethnicity

■ White	569	12.66%
■ Black Or African American	3072	68.36%
■ Hispanic	689	15.33%
■ American Indian Or Alaskan Native	27	0.6%
■ Asian	241	5.36%
■ Native Hawaiian & Other Pacific Islander	1	0.02%
■ Other Race	359	7.99%
■ Two Or More Races	224	4.98%

Suffolk County
Population:803,907
Growth Rate: 1.17% in 2019
Median Age: 32 years

Ideal Location:

Lowkey LLC will be one of only two adult-use retail stores expected to open in Dorchester in 2021. Potentially, more licenses will be approved by the City of Boston.



Lowkey Dispensary currently holds a Host Community Agreement (HCA) at 571 Washington Street in the Codman Square neighborhood of Dorchester, MA. Currently awaiting our special permits from the ZBA. We recently applied for a cultivation license in Hyde Park,MA.

Company Background

❖ Lowkey Dispensary was founded by Jeff Similien in 2018 and prides itself on being a 100% black-owned company.

❖ Lowkey aims to level up the Codman Square community by focusing on community development through cannabis education and providing employment opportunities.

❖ Lowkey owns its cannabis licenses and the real estate where it operates.



JEFF SIMILIEN

Jeff is the CEO and Founder of Lowkey Dispensary, a black owned marijuana dispensary in Dorchester, MA, the very same community he grew up in. He is using his platform to create career opportunities in the cannabis industry. Jeff Similien is an experienced and knowledgeable commercial and residential broker in Massachusetts, specifically the Greater Boston area. Jeff is the founder and CEO of Boston Trust Realty Group Commercial, LLC. located in the heart of Mattapan Square.



ROBERT NICHOLS, JR.

Robert is a native of Dorchester and Roxbury, MA. After graduating from the University of Connecticut in 2003, Robert came back home to Boston and began his career in real estate. He is the sole Founder of Boston Trust Realty Group, which employs 47 agents. In addition to running a brokerage, Robert has been investing in real estate since 2008 with focus on acquisitions and redevelopment. Robert's extensive background as an investor and broker, have given him an in-depth understanding of real estate finance, investing and development.

EDMOND FELIX

Edmond has a Bachelor's in Accounting from The University of Massachusetts Boston and Northeastern University. Edmond launched his career by working as an accountant for small firms to Fortune 500 companies and meeting the accounting needs of corporations and individuals for the past fifteen years. Edmond specializes in preparing assets, liability and capital account management, analysis through careful risk, benefit and options. He is passionate about educating his community and for the past 15 years he has been using his knowledge to advise others on how to better invest and manage their funds.



Current Team

Architects: Jonah Fred Manigat

Compliance Officer: Alex Middleton

Security: WesCon

Accounting: Hugues Marcelin

Attorney: Sankethaa Selvarajah

Advertising/Marketing/Branding: Stalk & Beans

Financial and Business Planning: Edmond Felix

Staffing: The Viridity Group

Payroll & HR: Adaptive HR

To Be Hired:

- Civil Engineer
- Mechanical Engineer
- Electrical Engineer
- Inventory Manager
- Retail Manager
- Operations Manager

Customer Journey

- ✓ Convenience through High-Tech
- ✓ High-Touch Education Experience
- ✓ Loyalty Program

We will attract our customers by using Seed payment kiosks, Hypur for customer information acquisition, and Alpine IQ to retain our loyal customers.

We will provide consumers with an in-house experience from seed to sale. We are proud of our local in-house cultivation and incredible lineup of strain-specific products.


TOILET
EMPLOYEE BREAK ROOM
STORAGE
WALL STORAGE
WALL+FLOOR DISPLAY UNITS
BRANDING WALL
POS UNITS
WALL+FLOOR DISPLAY UNITS
STORAGE
SECURITY CHECK
ENTRY
WATER FEATURE
EXIT
WALL+FLOOR DISPLAY UNITS
WALL+FLOOR DISPLAY UNITS
WALL+FLOOR DISPLAY UNITS

Local Grow = Competitive Advantage

❖ Lowkey will start to grow its own cannabis supply in 2023. In the meantime, it will purchase from local cultivators.

❖ Quality and quantity control to keep inventory flowing and sales growing

❖ Adapt quickly to market trends
    (For example, flower sales for smoking could be re-directed to Vapes, extraction for concentrates)

Positive Community Impact

❖ 3% Community Impact Fee

❖ $250,000 commitment towards community initiatives over 5 years. Funds to be disbursed in increments of $50,000 per year.

❖ Lowkey will establish a community board of directors that will meet quarterly, whose sole purpose is to ensure the funds are allocated where they are needed most. The board will be made up of seven (7) members including one (1) seat for a Lowkey Dispensary executive. All other seated will require a community nomination/voting process as each community group sees fit.

❖ Lowkey will host quarterly substance abuse workshops for kids in the community and at local schools to educate them on the dangers of substance abuse and addiction.

❖ Lowkey will hold free monthly financial literacy workshops to teach local residents how to build wealth in our community.

Plan for Positive Impact

Lowkey will create the home ownership program for their employees who are interested in being homeowners. This program will be a collaboration with Boston Trust Realty Group to provide financial education, budgeting classes, savings tools to Lowkey employees as part of their journey to acquiring their first home. Lowkey would assist each employee with their closing costs towards their first property.

Lowkey Positive Impact Plan Model

Year 1: Start working at Lowkey Dispensary.

Year 2: Start saving to pay off debt (Meet with consultant)

Year 3: Start learning home buying process

Year 4: Start pre-approval process

Year 5: Mission accomplished!

Hiring Agency
The Viridity Group

The Viridity Group offers staffing, training, and planning. They provide services for Dispensary businesses from infancy to highly established ventures. They will help us optimize, grow, and succeed while navigating the complexities of cannabis regulations.



Cannabis Strategy • Strategic Planning • Mandatory Mass Cannabis Program • Responsible Vendor Training • Right People, Right Talent • Staffing and Recruiting • Helping Business • HR Functions • Elevate Cannabis Businesses • Education & Training

Security

WesCon Protection, Inc.

WesCon Protection, Inc. was founded by Curtis West and Mark Conrad in July 2001. At the time, the two principal executives were full-time police officers. To date, they have amassed a combined total of 70 years of law enforcement experience. Based in Randolph, Massachusetts, the organization is federally certified as a "small, disadvantaged" business, and is, therefore, qualified to accept contracts set-aside for such entities.

WesCon provides security guards, security consulting and transportation services to apartment management firms, churches, schools and retail establishments throughout the Boston Metropolitan area. Having effectively met the needs of its clients for the past decade and-a-half and acquired SBA certification. WesCon seeks to acquire more significant contracts at local, state, and federal levels.

WesCon Protection strives to effectively honor every aspect of each contract and maintain the level of flexibility necessary to adjust to emerging trends unexpected changes its clients require.



Secret to Success

LOW KEY dispensary

- INCREASE MINORITY OWNERSHIP
- RE-INVEST INTO THE COMMUNITY
- BRAND IDENTITY
- CREATE ULTRA-PREMIUM PRODUCTS

Timeline

1 Applied for EE certification in 2016.
Approved for EE certification in (2017)

2 Learned CCC regulations, process.
Attended regular meetings, etc. (2018)

3 Allocate Real Estate, Negotiate terms.
Begin community meeting (2019)

4 BCB Approval/ HCA (September 4 2020)

5 ZBA Approves for Construction (December 8 , 2020)

6 Provisional License August 2021

7 Begin Construction/Renovation October 2021

8 Final License from The State of Mass. (TBD 2022)

9 Complete Construction (TBD 2022)

10 Grand Opening March 2022

Offering

Lowkey is seeking to raise $100,000.00 to hire Sales and Marketing team, also to start manufacturing Lowkey Vape Pens, Cartrigages, Pre-rolls packs.

Valuation Proposition

Lowkey Dispensary is located at:

571B Washington Street
Boston, MA 02124



Location

Licensing

Approvals & Permits

- ✽ Economy Empowerment Licensee 2017
- ✽ Recreational Retail License 2018
- ✽ *Provisional Licenses 8/14/2021
- * Building Permit 10/5/2021

✓ Approved by the City of Boston
✓ Executed Host Community Agreement
✓ Letters of Non-Opposition from City Council
✓ Provisional License & Building Permit to start construction

LowKey

FORECAST

PROFIT & LOSS FORECAST

LowKey

REVENUE & EXPENSES	Year 1	Year 2	Year 3	Year 4	Year 5
Total Sales Revenue	$9,922,174	$11,410,501	$11,433,322	$10,861,655	$10,318,573
Total Expenses (Including COGS and Operations)	$7,790,405	$8,140,165	$8,259,205	$8,276,063	$8,164,773
Net Income	$2,131,769.00	$3,270,335.89	$3,174,116.51	$2,585,592.24	$2,153,799.97
% Margin	21%	29%	28%	24%	21%

LowKey

FORECAST

LowKey

PROFIT & LOSS FORECAST	Year 1	Year 2	Year 3	Year 4	Year 5	Total
REVENUE						
Sales Revenue	9,922,174	11,410,501	11,433,322	10,861,655	10,318,573	53,946,225
COGS	3,948,652	4,027,625	4,108,178	4,190,341	4,148,438	20,423,233
Total Revenue	$5,973,522	$7,382,875	$7,325,144	$6,671,314	$6,170,135	$33,522,991
% of Revenue	60%	65%	64%	61%	60%	62%
EXPENSES						
Salaries- Regular Pay	1,052,200	1,073,244	1,105,441	1,149,659	1,207,142	5,587,686
Salary related expense	5,500	5,610	5,778	6,009	6,310	29,208
Bonus Related Expense (SDG)	2,058,000	2,058,000	2,058,000	2,058,000	2,058,000	10,290,000
Benefits	4,800	4,848	4,945	5,044	5,195	24,832
Rent	120,000	121,200	123,624	126,096	129,879	620,800
Information Technology Equip	19,400	19,400	19,600	19,600	19,600	97,600
Travel & entertainment expense	5,150	5,150	5,150	5,150	5,150	25,750
Office Expense	9,250	9,343	9,529	9,720	10,012	47,853
Marketing/Avertising	31,500	31,500	20,000	20,000	15,000	118,000
Professional Fees	24,000	20,000	20,000	15,000	15,000	94,000
Fees and Membership	2,000	2,000	2,000	2,000	2,000	10,000
Other Fees	150	150	150	150	150	750
Donation to the City of Boston	$50,000	$50,000	$50,000	$50,000	$50,000	$250,000
Total expense	$3,381,950	$3,400,445	$3,424,218	$3,466,429	$3,523,438	$17,196,479
% of Revenue	56.6%	46.1%	46.7%	52.0%	57.1%	51.3%
EBITDA	2,591,572	3,982,431	3,900,926	3,204,886	2,646,697	16,326,512

VALUATION	LowKey				
	Year 1	Year 2	Year 3	Year 4	Year 5
	Year 1	Year 2	Year 3	Year 4	Year 5
Profit	$2,131,769	$3,270,336	$3,174,117	$2,585,592	$2,153,800
Seller's Discretionary Earnings (SDE)	$2,058,000	$2,058,000	$2,058,000	$2,058,000	$2,058,000
Depreciation	$13,889	$13,889	$13,889	$13,889	$13,889
Working Capital	$2,645,658	$2,830,854	$2,873,883	$2,896,874	$2,917,152
Change in Working Capital	$0	$185,196	$43,029	$22,991	$20,278
Loans paid back	$0	$1,000,000	$1,000,000	$1,000,000	$0
New loans taken	$0	$0	$0	$0	$0
Free Cash Flow to Equity (FCFE)	$4,203,658	$4,157,029	$4,202,977	$3,634,490	$4,205,411
Present Value of FCFE	$4,203,658	$4,157,029	$4,202,977	$3,634,490	$4,205,411
Total Present Value of FCFE	$20,403,564				
Terminal Value					$15,941,816
Present Value of Terminal Value	$9,898,613				
Non-operating assets					
Business Value	$30,300,000				

Numbers are based of existing operating retail Cannabis in Boston MA
Originated by our CFO *

THANK YOU!